Bingo.com, Ltd. National Bank of Anguilla Corporate Building, 1st Floor, St Mary's Road, TV1 02P, The Valley, Anguilla, British West Indies

Ph: (264) 461-2646 Fax:+44 845 280 3297

                                                                                    August 30, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Dear Sir/Madam:

                        Re:  Bingo.com, Ltd. (the "Issuer")

-         Registration Statement on Form SB-2

-         File No. 333-144624

                        We filed our registration statement on Form SB-2/A - Amendment 1 with the applicable exhibits for filing with the Securities and Exchange Commission on August 28, 2007.  This Form SB-2/A - Amendment 1 has addressed your comments from your letter dated July 31, 2007, as follows:

1.     Prospectus summary page 5

We have included an overview of the business, addressing the generation of revenue going forward. In addition we have included a summary of the financial results.

2.      Selling shareholders page 14

We have amended the figures in the table - so that the total being registered is 9,000,000, which is consistent with the registration statement.

3.      Selling shareholders page 14

We have given a reconciliation of the Praetorian Offshore Ltd. shareholders in the footnotes to the Security Ownership of certain beneficial owners and management.

4.     Exhibits

We have included the Clark Wilson legal opinion.

In addition, we have included all the second quarter of 2007 results.

                        We look forward to hearing from your office with respect to any comments which you may have on our SB-2/A - Amendment 1 registration statement filing.  Please contact our office and/or our securities counsel, Gerald R. Tuskey, Personal Law Corporation, telephone:  (604)681-9588, facsimile:  (604)688-4933.

                                                                                    Yours truly,

                                                                                    /s/ "T. M. Williams

                                                                                    Bingo.com, Ltd.

                                                                                    Per:

                                                                                    T.M. Williams

                                                                                    Chief Executive Officer and Director